Zodiac Exploration Inc.

TSX VENTURE: ZEX

January 31, 2013

Zodiac Exploration Inc. Announces Anticipated Commencement of Drilling Operations on its Mortgage block in the San Joaquin Basin, California

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) is pleased to announce that it has been advised by its farmout partner Aera Energy LLC ("Aera") the commencement of rig mobilization and drilling operations on the Mortgage Block, Kings County California. Aera is the operator of all wells under the farmout lands.

It is anticipated that the spudding of the first well (Aera – Mortgage 881D-15), in the northern portion of the block, will commence on or about February 4, 2013.

Under terms of the farmout agreement between Zodiac and Aera (the "Farmout Agreement"), Aera has acquired the right to earn up to 50% of Zodiac's interest in approximately 19,600 acres of the Mortgage block, located in Kings County, California by the drilling of two vertical and two horizontal earning wells on or adjacent to the farmout lands in two earning phases. Each phase comprises one vertical and one horizontal well and upon fulfillment of the drilling commitment under each phase, Aera will earn a 50% interest in approximately 9,800 acres of each phase respectively.

The first well in phase one has been designed to reach an estimated final vertical depth of approximately 4,572 meters (15,000 feet) in order to penetrate and evaluate the thick, regional Monterey and Kreyenhagen formations, both of which, from previous wells drilled in the vicinity, have demonstrated the potential to contain very large accumulations of oil in these established source rocks. Drilling and evaluation of the vertical well is estimated to take approximately 80 days. Following evaluation of the well data, a horizontal well is planned to be drilled, either as a sidetrack out of the existing vertical wellbore or as a standalone well through the respective zone of interest. The drilling of a side track horizontal well is expected to take up to an additional 45 days.

Under the terms of the Farmout Agreement, Aera will cover 100% of all costs, including all costs through to production in the event the well is successful. Zodiac will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the earning wells. The phase two earning wells are expected to commence no later than December 1, 2013. Upon Aera's fulfillment of its earning obligations under each earning phase of the Farmout Agreement, Zodiac will elect either a 50% working interest or a 3% over-riding royalty in the farmout lands earned by Aera in each phase.

Mr. Haverson, President & CEO commented: "We are very pleased and encouraged by the acceleration of the drill program by Aera from our contractual due date under the Farmout Agreement. The work commitment of four wellbores, including two horizontals at these depths is very significant. The San Joaquin Basin, which includes Zodiac's Mortgage Block, has long been recognized as having a large resource potential for oil. Internal detailed geologic mapping indicates the Kreyenhagen to be prospective covering an area of Zodiac’s lands of approximately 90 net sections or 57,000 net acres. Zodiac management’s gross unrisked best estimate for this entire Kreyenhagen formation, derived from all available petrophyiscal logs, core data, and an average gross formation thickness of 800 feet amount to ~43 million barrels per section of prospective resources or a total of 3.87 billion barrels of prospective resources for the net acreage.

Zodiac continues to engage in discussion with potential joint venture and farmout partners on its other lands located in California. Zodiac controls approximately 86,000 net acres in Kings County, prior to any earning by Aera under the Farmout Agreement.

About Aera

Aera Energy LLC is one of California’s largest oil and gas producers, accounting for approximately 25 percent of the state’s production. Headquartered in Bakersfield, Calif., most of Area’s production is centered in the San Joaquin Valley. The company also has oil field operations in Ventura and Monterey counties.

About Zodiac

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Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 86,000 net acres in Kings and Kern Counties, California prior to any earning by Aera under the Farmout Agreement. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more specific information on the Farmout Agreement and the Company's operations, please refer to the Zodiac website at:

http://www.zodiacexploration.ca/investor-relations/presentations-conferences.html

For further information please contact:

Zodiac Exploration Inc.

Peter Haverson

President & CEO

(403) 450-7896

peter@zodiacexploration.ca

Cautionary Statements

This press release contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking statements typically contains words such as "anticipate", "believe", "confirms", "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward‐looking statements pertaining to the anticipation of the commencement of drilling of the initial vertical well by Aera under the Farmout Agreement, the expected length of time for the drilling and evaluation of the initial vertical well, the expected final vertical depth of the initial vertical well, commencement of the drilling of subsequent wells and the transactions that may occur upon earning under the Farmout Agreement by Aera.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward‐looking information.

Prospective Resource Disclosure

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the prospective resources will be discovered and, if discovered, there is no certainty that it will be commercially viable to produce any portion of those resources. Prospective resources are undiscovered resources that indicate exploration opportunities and development potential in the event a commercial discovery is made and should not be construed as reserves or contingent (discovered) resources.

The resource estimates in respect of the prospective resources for the Kreyenhagen formation were prepared on June 12, 2012 with an effective date of June 1, 2012 and prepared in accordance with COGE Handbook and National Instrument 51‐101 – Standards of Disclosure for Oil and Gas Activities ("NI 51‐101") by a former member of management of Zodiac who is a "qualified reserves evaluator" as defined under NI 51‐101.

The "best estimate" is considered to be the best estimate of the quantity that will actually be recovered. In terms of prospective resources, it is equally likely that the actual quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability that the quantity actually recovered will equal or exceed the best estimate.

The most significant positive factors with respect to estimates of prospective resources are that Kreyenhagen formation is extensive in the Mortgage block region and there is vertical well data from wells drilled by other industry participants. Negative factors include that there is limited horizontal well tests and history in the immediate area.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.